pos 3/2

SEC 11016969 IISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFM Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Keystone Plaza, Suite 300, North Front & Market Streets
(No. and Street)

Harrisburg (City) Pennsylvania (State) 17101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Debra J. Goodnight (717) 231-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) Pennsylvania (State) 19044 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

OATH OR AFFIRMATION

I, Debra J. Goodnight, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFM Fund Distributors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
County of Dauphin } ss:

[Signature]
Signature

Financial and Operations Principal
Title

[Signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kathy L. Whitman, Notary Public
City of Harrisburg, Dauphin County
My Commission Expires Jan. 15, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFM FUND DISTRIBUTORS, INC. (A WHOLLY-OWNED SUBSIDIARY OF PFM ASSET MANAGEMENT LLC)

Financial Statements and
Supplementary Information

December 31, 2010

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)
December 31, 2010

CONTENTS

Kreischer Miller
People • Ideas • Solutions
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 • fax: 215-672-8224 • www.kmco.com

Independent Auditors' Report

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
PFM Asset Management LLC)
Harrisburg, Pennsylvania

We have audited the accompanying statement of financial condition of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 14, 2011

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 76,843
Due from parent, net	16,161
Prepaid expenses	51,644
Total assets	$ 144,648

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 13,297
Stockholder's equity:	
Common stock, $10 par value; 100 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	129,000
Retained earnings	1,351
Total stockholder's equity	131,351
Total liabilities and stockholder's equity	$ 144,648

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Operations
Year Ended December 31, 2010

Revenue:	
Marketing and distribution fee income	$ 1,564,938
Other income	2,114,863
Total revenue	3,679,801
Expenses:	
Salaries and bonuses	2,380,258
Employee benefits	683,329
General and administrative expenses	516,271
Registration fees and dues	78,645
Other operating expenses	21,298
Total expenses	3,679,801
Net income	$ -

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2009	$ 1,000	$ 129,000	$ 1,351	$ 131,351
Net income	-	-	-	-
Balance, December 31, 2010	$ 1,000	$ 129,000	$ 1,351	$ 131,351

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in due from parent, net	(8,535)
Increase in prepaid expenses	(13,129)
Increase in accounts payable	4,488
Net cash used in operating activities	(17,176)
Net decrease in cash	(17,176)
Cash, beginning of year	94,019
Cash, end of year	$ 76,843

See accompanying notes to financial statements.

(1) Organization and Nature of Business

PFM Fund Distributors, Inc. (the Company) was formed as PFMAM, Inc. on July 16, 2001, to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company's sole purpose is to serve as the distributor or marketing agent for local government investment pools and registered investment companies for which the Company's parent serves as investment adviser and/or administrator and/or transfer agent. Shares in these local government investment pools and registered investment companies are offered and sold only to institutional investors, the majority of which are state and local governmental entities. The Company has no present plans to buy, sell, or trade securities.

PFM Asset Management LLC (the Parent) is the sole stockholder of the Company. To date and in the foreseeable future, the Company will be dependent on its parent for capital infusions and administrative support. The Parent is a wholly-owned subsidiary of PFM Investment, LLC, which is a wholly-owned subsidiary of PFM I, LLC.

(2) Summary of Significant Accounting Policies

Revenue Recognition

The Company generally bills in arrears for marketing agent and distribution services performed. Typically, such fees are calculated as a percentage of the underlying fund's net assets and are collected by the Parent.

In addition, the Company bills the Parent for marketing activities related to the Parent's investment advisory and administrative contracts. Amounts billed to the Parent by the Company represent the excess of expenses incurred by the Company over the amount of revenues recognized by the Company in servicing such contracts, as well as its own marketing agent and distribution services contracts. In 2010, the Company billed the Parent $2,114,863 for activities related to the Parent's investment advisory and administrative contracts, which is included as "other income" in the accompanying financial statements.

Income Taxes

The Company recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes,* is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification, disclosure and transition.

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2007. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and amounts due from the Parent. The Company principally uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits.

The Company's sole customers are local government investment pools and registered investment companies. Services to these customers are provided under contractual arrangements. Historically, the Company has incurred no bad debts. The Company assesses the financial strength of its customers on an ongoing basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 14, 2011, which is the date the financial statements were issued.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $63,546, which was $38,546 in excess of its required net capital of $25,000. The Company's aggregate indebtedness was $13,297; the ratio of aggregate indebtedness to net capital was less than 1 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital:	
Total stockholder's equity	$ 131,351
Deductions from and/or changes to stockholder's equity:	
Total nonallowable assets	(67,805)
Net capital	63,546
Computation of basic net capital requirement:	
Minimum net capital required	25,000
Net capital in excess of minimum requirement	$ 38,546
Net capital as reported on the Company's FOCUS Report - Part IIA	$ 85,210
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 13,297
Percentage of aggregate indebtedness to net capital	20.9%

<u>Statement Pursuant to Rule 17a-5(d)(4)</u>

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

Kreischer
Miller
People ▪ Ideas ▪ Solutions

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
PFM Asset Management LLC)
Harrisburg, Pennsylvania

In planning and performing our audit of the financial statements of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (formerly the NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 14, 2011

Kreischer Miller
People ▪ Ideas ▪ Solutions

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
PFM Fund Distributors, Inc.
(A Wholly-Owned Subsidiary of
PFM Asset Management LLC)
Harrisburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC 7-T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 14, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053496 FINRA DEC
PFM FUND DISTRIBUTORS INC 14*14
N FRONT & MARKET STS
100 MARKET ST STE 300
HARRISBURG PA 17101-2044

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Debra J. Goodright, (717) 232-2723

2. A.	General Assessment (item 2e from page 2)	$ 3,912.35
B.	Less payment made with SIPC-6 filed (exclude interest) __________ Date Paid	(1,934.60)
C.	Less prior overpayment applied	(150.00)
D.	Assessment balance due or (overpayment)	1,827.75
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,827.75
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,827.75
H.	Overpayment carried forward	$(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PFM Fund Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Debra Goodright
(Authorized Signature)

Dated the 14th day of February, 2011.

Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,679,801.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): The broker-dealer receives a dollar for dollar reimbursement from its Parent so that it may remain in business in accordance with formal arrangements with its Parent. See attached.	2,114,863.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	2,114,863.00
2d. SIPC Net Operating Revenues	$ 1,564,938.00
2e. General Assessment @ .0025	$ 3,912.35
	(to page 1, line 2.A.)